EXHIBIT 17.5

LIGHTCOLLAR, INC. ACKNOWLEDGEMENT OF ACCEPTANCE OF OFFICE

The undersigned accepts the office of this corporation to which he was elected at the commencement of this meeting, including that of Secretary, where applicable.

Dated: June 16, 2014

/s/ William W. Becker

William W. Becker

Secretary